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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          Elephant & Castle Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   266199-10-4
                           ---------------------------
                                 (CUSIP Number)

 Michael M. Pastore, GE Asset Management Incorporated, 3003 Summer Street,
                       Stamford, CT 06905, (203) 326-2300
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                 Communications)



                                December 12, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

                                  SCHEDULE 13D

-------------------------------                   ------------------------------
      CUSIP No. 266199-10-4
                -----------                        Page 2 of 18 Pages
-------------------------------                   ------------------------------

--------------------------------------------------------------------------------
1
    NAME OF REPORTING PERSONS: GE Investment Private Placement Partners II, a Limited Partnership

    I.R.S. Identification Nos. of above persons (entities only)  06-1429671

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
                      Not applicable

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
                              None

   NUMBER OF  ------------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY           13,851,016
   OWNED BY
     EACH     ------------------------------------------------------------------
  REPORTING      9      SOLE DISPOSITIVE POWER
    PERSON                    None
     WITH
              ------------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER
                       13,851,016

--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,851,016

--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*
                    Not applicable

--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               87.8%

--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

               PN

--------------------------------------------------------------------------------

--------------------------               ---------------------------------------
CUSIP No. 266199-10-4
          -----------                     Page 3 of 18 Pages
--------------------------               ---------------------------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS: GE Asset Management Incorporated, as General Partner of GE Investment Private Placement Partners II, a Limited Partnership
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        06-1238874

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                              (a)
                                                              (b)  [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          Not applicable

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
          Not applicable

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
                                None
   NUMBER OF
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
   OWNED BY                13,851,016
     EACH
   REPORTING     ---------------------------------------------------------------
    PERSON          9      SOLE DISPOSITIVE POWER
     WITH                       None

                 ---------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                          13,851,016

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 13,851,016

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*
                        Not applicable

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 87.8%

--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*

                 CO

--------------------------------------------------------------------------------

--------------------------               ---------------------------------------
CUSIP No. 266199-10-4
          -----------                     Page 4 of 18 Pages
--------------------------               ---------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS        General Electric Company
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)  14-0689340

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                      (a)
                                                                      (b)  [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
          Not applicable

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
           State of New York

--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
                               Disclaimed (See 11 below) None
   NUMBER OF
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY       8     SHARED VOTING POWER
   OWNED BY                    None
     EACH
   REPORTING
    PERSON       ---------------------------------------------------------------
     WITH           9     SOLE DISPOSITIVE POWER
                               Disclaimed (See 11 below)

                 ---------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                               None

--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       Beneficial ownership of all shares disclaimed by General Electric Company

--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*

--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      Not applicable

--------------------------------------------------------------------------------
      14              TYPE OF REPORTING PERSON*

                      CO

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
------   -------------------

Item I of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "This Amendment No. 7 amends and supplements the Statement on Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Asset Management Incorporated, a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEAM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, Amendment No. 4 thereto filed on December 22, 1998, Amendment No. 5 thereto filed on February 23, 1999 and Amendment No.6 thereto filed on April 19, 2001 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at Suite 1200, 1190 Hornby Street, Vancouver, BC V6Z 2K5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D, the Agreement (as defined below), the 2001 Agreement (as defined below) or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999, as applicable.

                The Reporting Persons have entered into a Joint Filing Agreement, dated April 12, 2002 attached hereto as Schedule I."

Item 2.  Identity and Background.
------   -----------------------

Paragraph 2 of Item 2 of the Schedule 13D is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

                "The address of the principal offices of the Partnership and GEAM is 3003 Summer Street, Stamford, Connecticut 06905. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield CT 06431."

Paragraph 5 of Item 2 of Schedule 13D is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

                "All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are United States citizens, except that Paolo Fresco, director of GE, is a citizen of Italy, Claudio X. Gonzalez, director of GE, is a citizen of Mexico, Andrea Jung, director of GE, is a citizen of Canada and Yoshiaki Fujimori, officer of GE, is a citizen of Japan."

Item 3.  Source and Amount of Funds and Other Consideration.
------   --------------------------------------------------

The last sentence of Paragraph 7 of Item 3 of the Schedule 13D is hereby deleted in its entirety and the following sentence is inserted in lieu thereof:

                "A copy of the Settlement Agreement was attached as Exhibit I to the Amendment No. 6 to the Schedule 13D filed by the Reporting Persons in October 1999."

Paragraph 9 of Item 3 of the Schedule 13D is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

                "In December, 1999, the Partnership, the Issuer and its U.S. Subsidiaries (as defined therein) entered into a Security Agreement dated as of October 6, 1999 (the "U.S. Security Agreement") and the Partnership, the Issuer and its Canadian Subsidiary (as defined therein) entered into a Security Agreement dated as of October 6, 1999 (the "Canadian Security Agreement" and, collectively with the U.S. Security Agreement, the "Security Agreements"), pursuant to which the Issuer granted to the Partnership a security interest in substantially all of the assets of the Issuer and its subsidiaries. A copy of the U.S. Security Agreement was attached as Exhibit II to Amendment No. 6 to the
Schedule 13D filed by the Reporting Persons on April 19, 2001. A copy of the Canadian Security Agreement is attached hereto as Exhibit III."

Item 3 of the Schedule 13D is hereby further amended by inserting the following new paragraphs immediately at the end thereof:

                "On December 12, 2001, the Issuer and the Partnership entered into an Amended and Restated Note, Stock Purchase and Warrant Agreement (the "2001 Agreement") which amended and restated the Agreement. A copy of the 2001 Agreement is attached hereto as Exhibit I. Pursuant to the 2001 Agreement, (i) the Notes and 1999 Notes were amended and restated and the Restated and Amended Senior Secured Convertible Notes in the principal amount of $5,000,000, dated December 12, 2001 and maturing on September 1, 2005 (the "Senior Notes") and Restated and Amended Junior Secured Convertible Notes in the principal amount of $5,000,000, dated December 12, 2001 and maturing on September 1, 2005 (the "Junior Notes" and, collectively with the Senior Notes, the "2001 Notes") were issued to the Partnership and (ii) the Partnership received from the Issuer 2,600,000 shares of Common Stock. In consideration for the foregoing, the Partnership has waived the payment by the Issuer of all accrued and unpaid interest on the Notes and 1999 Notes through June 30, 2001, in the aggregate amount equal to $620,000. The Partnership has the right to convert the 2001 Notes at any time prior to September 1, 2005, at the option of the Partnership, into shares of Common Stock of the Issuer at a conversion price equal to $1.00 prior to September 1, 2002, $1.25 from September 1, 2002 through September 1, 2003, $1.50 from September 1, 2002 through September 1, 2004 and $1.75 from September 1, 2004 through September 1, 2005.

                The Senior Notes are subject to mandatory prepayment by the Issuer as follows: (i) an initial installment of $125,000 on December 12, 2001;
(ii) three quarterly payments, beginning February 28, 2002, each in the amount of $125,000; (iii) four quarterly payments, beginning November 30, 2002, each in the amount of $150,000; (iv) four quarterly payments, beginning November 30, 2003, each in the amount of $175,000; (v) four quarterly payments, beginning November 30, 2004, each in the amount of $200,000; and (vi) one final installment on September 1, 2005, in the amount of $2,400,000. Since December 12, 2001, the Issuer made two payments of principal of the Senior Notes in the aggregate amount of $250,000, thereby reducing the aggregate principal amount of the Senior Notes to $4,750,000. Any future payments by the Issuer will reduce the principal amount of the Senior Notes and will proportionately reduce the number of shares of Common Stock the Partnership is entitled to receive upon conversion of the Senior Notes.

                Subject to compliance by the Issuer with certain EBITDA targets set forth in the 2001 Agreement, the Junior Notes will be converted by the Partnership into the shares of Common Stock as follows: (i) on September 1, 2002, the Junior Notes in the aggregate principal amount of $1,250,000 will be converted into the shares of Common Stock at a price equal to $1 per share; (ii) on September 1, 2003, the Junior Notes in the aggregate principal amount of $1,250,000 will be converted into the shares of Common Stock at a price equal to $1.25 per share; (iii) on September 1, 2004, the Junior Notes in the aggregate principal amount of $1,250,000 will be converted into the shares of Common Stock at a price equal to $1.50 per share; and (iv) on September 1, 2005, the Junior Notes in the aggregate principal amount of $1,250,000 will be converted into the shares of Common Stock at a price equal to $1.75 per share. Any Junior Notes not previously converted will be converted into the shares of Common Stock on September 1, 2005, at a price equal to $1.75 per share.

                In connection with the transactions described above, the Partnership and the Issuer amended the Security Agreements to secure the aggregate principal amount of the 2001 Notes. Copies of the amendments to the Security Agreements are attached hereto as Exhibits II and IV."

                Item 4.  Purpose of Transaction.
                ------   ----------------------

Item 4(a) of Schedule 13D is hereby amended by deleting paragraphs 10 and 11 thereof and by inserting new paragraphs 10 and 11 in lieu thereof to read in their entirety as follows:

                "In December 2001, the Partnership received from the Issuer, in exchange for the Notes and 1999 Notes, the 2001 Notes in the aggregate principal amount of $10,000,000, convertible into shares of Common Stock of the Issuer at a price per share equal to $1.00. The Partnership also received 2,600,000 shares of Common Stock.

                So long as the Partnership shall be the beneficial owner, in the aggregate, of at least 25% of the 2001 Notes, Common Stock acquired pursuant to the Agreement and the 2001 Agreement or any Common Stock issued upon the conversion of the 2001 Notes or the exercise of the Warrants, the Issuer (a) will nominate and recommend as candidates for election to the Board of Directors of the Issuer at least two (2) persons designated by the General Partner of the Partnership and (b) will not increase the size of the Board of Directors of the Issuer without the consent of the General Partner of the Partnership. If at any time any such designated Person(s) is not a member of the Board of Directors of the Issuer, (i) the Issuer will notify such designated Person(s), concurrently with notice given to members of the Board of Directors of the Issuer, of all meetings of the Board of Directors, and, as soon as available, will provide to such designated Person(s) all reports, financial statements or other information distributed to the Board of Directors of the Issuer, (ii) the Issuer will permit such designated Person(s) to attend all such meetings of the Board of Directors as an observer and to participate as an elected member with all rights of an elected member, voting excepted and (iii) the Issuer will permit the General Partner of the Partnership, or any Person(s) designated by such General Partner in writing to be a Person(s) acting on its behalf, at the Issuer's expense, to visit and inspect any of the properties of the Issuer and its subsidiaries and to discuss the affairs, finances and accounts of the Issuer and its subsidiaries with the principal officers and the auditors of the Issuer, all at such reasonable times during business hours and as often as such General Partner may reasonably request."

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

Item 5(a) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

                "(a) The Partnership and GEAM beneficially own 13,851,016 shares of Common Stock, representing 87.8% of the shares of such class that would be outstanding upon (i) the exercise of all the outstanding Warrants and 1999 Warrants exercisable, in aggregate, for 851,156 shares of Common Stock and (ii) the conversion of all the outstanding 2001 Notes, which are convertible, as the date hereof, into 9,750,000 shares of Common Stock (calculated using the current conversion ratios). Pursuant to the Settlement Agreement, the Partnership and GEAM have the right to vote 570,375 shares of Common Stock owned by Barnett on any election for directors in favor of nominees selected by the Board of Directors, subject to an obligation to vote for Barnett's election or under certain circumstances, in the event of his death, his executor. The Reporting Persons disclaim the beneficial ownership of all the shares subject to the Settlement Agreement."

Item 7.  Material to Be Filed as Exhibits.
------   --------------------------------

Item 7 of Schedule 13D is hereby deleted in its entirety and the following is inserted thereof:

"Exhibit I      Amended and Restated Note, Stock Purchase and Warrant Agreement,
                dated December 12, 2001, between the Issuer and the Partnership.

Exhibit II Amendment No. 1, dated December 12, 2001, to the Security Agreement (US), dated October 6, 1999, among the Issuer, Elephant & Castle, Inc., Alamo Grill, Inc., Elephant and Castle of Pennsylvania, Inc., E&C Pub, Inc., Massachusetts Elephant & Castle Group, Inc. and Elephant & Castle International, Inc.

Exhibit III Security Agreement (Canada), dated October 6,1999, among the Issuer, Elephant and Castle Canada Inc. and the Partnership.

Exhibit IV Amendment No. 1, dated December 12, 2001, to the Security Agreement (Canada), dated October 6,1999, among the Issuer, Elephant and Castle Canada Inc. and the Partnership.

                The Note, Stock Purchase and Warrant Agreement, dated November 30, 1995, and Amendments thereof, dated May 31, 1996, and March 14, 1997, respectively, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

                Amendment No. 3, dated October 17, 1997, to the Note, Stock Purchase and Warrant Agreement, dated November 30, 1995 (as amended) was attached as Exhibit I to the

Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 6, 1997 and is incorporated herein by reference.

                Amendment No. 4 dated December 8, 1998, to the Note, Stock Purchase and Warrant Agreement, dated November 30, 1995 (as amended) was attached as Exhibit I to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

                Note Agreement dated December 8, 1998, between the Issuer and the Partnership was attached as Exhibit II to the Amendment No. 4 to the
Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

                Side Letter Agreement, dated as of March 12, 1997, between the Partnership and the Issuer was attached as Exhibit II to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

                Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 5 to the Schedule 13D filed by the Reporting Persons on February 23, 1999 and is incorporated herein by reference.

                Voting Trust Agreement made effective as of July 16, 1999, among Jeffrey M. Barnett, Jephco Holdings, Barnesco Holdings Ltd., the Partnership and GEAM was attached as Exhibit I to the Amendment No. 6 to the Schedule
13D filed by the Reporting Persons on April 19, 2001 and is incorporated by reference herein.

                Security Agreement dated as of October 6, 1999, among the Partnership, the Issuer and certain subsidiaries of the Issuer signatories thereto was attached as Exhibit II to the Amendment No. 6 to the Schedule 13D filed by the Reporting Persons on April 19, 2001 and is incorporated by reference herein."

Schedule I, II and III.

                Schedules I, II and III to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2002

                                         GE INVESTMENT PRIVATE PLACEMENT
                                         PARTNERS II, A LIMITED PARTNERSHIP
                                         By:  GE Asset Management Incorporated,
                                         Its General Partner

                                         By: /s/ Michael M. Pastore
                                            ------------------------------------
                                            Name: Michael M. Pastore
                                            Title: Vice President

                                         GENERAL ELECTRIC COMPANY

                                         By: /s/ John H. Myers
                                            ------------------------------------
                                            Name: John H. Myers
                                            Title: Vice President

                                         GE ASSET MANAGEMENT INCORPORATED

                                         By: /s/ Michael M. Pastore
                                            ------------------------------------
                                            Name: Michael M. Pastore
                                            Title: Vice President

                                                                      Schedule I
                                                                      ----------

                             JOINT FILING AGREEMENT
                             ----------------------

               The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to Common Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated: April 15, 2002

                                         GE INVESTMENT PRIVATE PLACEMENT
                                         PARTNERS II, A LIMITED PARTNERSHIP
                                         By:  GE Asset Management Incorporated,
                                         Its General Partner

                                         By: /s/ Michael M. Pastore
                                            ------------------------------------
                                            Name: Michael M. Pastore
                                            Title: Vice President

                                         GENERAL ELECTRIC COMPANY

                                         By: /s/ John H. Myers
                                            ------------------------------------
                                            Name: John H. Myers
                                            Title: Vice President

                                         GE ASSET MANAGEMENT INCORPORATED

                                         By: /s/ Michael M. Pastore
                                            ------------------------------------
                                            Name: Michael M. Pastore
                                            Title: Vice President

                                                                     Schedule II
                                                                     -----------

                GE ASSET MANAGEMENT INCORPORATED, General Partner of GE Investment Private Placement Partners II, a Limited Partnership

           The business address of each of the persons listed below is 3003 Summer Street, Stamford, Connecticut 06905.

           The names and principal occupations of the Officers of GE Asset Management Incorporated ("GEAM") are as follows:

NAME                          PRESENT PRINCIPAL OCCUPATION
----                          ----------------------------
John H. Myers                 Chairman of the Board and President
Eugene K. Bolton              Executive Vice President - Domestic Equity
                              Investments
Michael J. Cosgrove           Executive Vice President - Sales and Marketing
Ralph R. Layman               Executive Vice President - International Equity
                              Investments
Alan M. Lewis                 Executive Vice President - General Counsel and
                              Secretary
Robert A. MacDougall          Executive Vice President - Fixed Income
Geoffrey R. Norman            Executive Vice President - Marketing
Donald W. Torey               Executive Vice President - Real Estate and Private
                              Equities
John J. Walker                Executive Vice President - Chief Financial Officer
Anthony J. Sirabella          Senior Vice President - Chief Information Officer
Christopher D. Brown          Senior Vice President - Equity Portfolios
David B. Carlson              Senior Vice President - Equity Portfolios
Jane E. Hackney               Senior Vice President - Equity Investments
Peter J. Hathaway             Senior Vice President - Equity Portfolios
Damian J. Maroun              Senior Vice President - Equity Trading
Paul C. Reinhardt             Senior Vice President - Equity Portfolios
Richard L. Sanderson          Senior Vice President - Equity Research
Christopher W. Smith          Senior Vice President - Equity Investments
Ralph E. Whitman              Senior Vice President - Equity Portfolios
Nancy A. Ward                 Vice President - Client Portfolio Manager -
                              Domestic Equities
Gerald L. Igou                Vice President - Equity Investments
Mark A. Mitchell              Vice President - Equity Investments

John H. Schaetzl         Vice President - Equity Investments
Brian Hopkinson          Senior Vice President - International Equity Portfolios
Daizo Motoyoshi          Senior Vice President - International Equity Portfolios
Michael J. Solecki       Senior Vice President - International Equity Portfolios
Judith A. Studer         Senior Vice President - International Equity Portfolios
Peter Gillespie          Vice President - International Equity Portfolios
T. Brent Jones           Vice President - International Equity Portfolios
Paul Nestro              Vice President - International Equity Portfolios
Makoto F. Sumino         Vice President - International Equity Portfolios
Robert W. Aufiero        Vice President - Fixed Income
Kathleen S. Brooks       Vice President - Fixed Income
Paul M. Colonna          Vice President - Fixed Income
William M. Healey        Vice President - Fixed Income
Craig M. Varrelman       Vice President - Client Portfolio Manager - Fixed
                         Income
Michael J. Caufield      Senior Vice President - Municipal Bonds
Robert R. Kaelin         Senior Vice President - Municipal Bonds
Susan M. Courtney        Vice President - Municipal Bonds
Stella V. Lou            Vice President - Municipal Bonds
Michael A. Sullivan      Vice President - Municipal Bonds
James M. Mara            Senior Vice President - International Private Equities
Wolfe H. Bragin          Vice President - Private Equities
Andreas T. Hildebrand    Vice President - Private Equities
Patrick J. McNeela       Vice President - Private Equities
David W. Wiederecht      Vice President - Private Equities
Philip A. Riordan        Senior Vice President - Real Estate
B. Bradford Barrett      Vice President - Real Estate
Robert P. Gigliotti      Vice President - Real Estate
Preston R. Sargent       Vice President - Real Estate
Timothy M. Morris        Vice President - Risk Management
Sandra J. O'Keefe        Vice President - Financial Planning & Analysis
William F. Ruoff, III    Vice President - Quality
Michael J. Tansley       Vice President & Controller

Matthew J. Simpson       Senior Vice President, Gen. Counsel - Investment
                         Services & Asst. Secretary
Paul J. Crispino         Vice President - Tax Counsel
Judith M. Bandler        Vice President - Benefits Counsel
Marc R. Bryant           Vice President - Assoc. Gen. Counsel & Asst. Secretary
Jeanne M. La Porta       Vice President - Assoc. Gen. Counsel & Asst. Secretary
Michael M. Pastore       Vice President - Assoc. Gen. Counsel & Asst. Secretary
Scott A. Silberstein     Vice President - Assoc. Gen. Counsel & Asst. Secretary
Michael J. Strone        Vice President - Assoc. Gen. Counsel & Asst. Secretary
Anthony H. Zacharski     Vice President - Assoc. Gen. Counsel & Asst. Secretary

             The names and principal occupations of the Directors of GEAM are as follows:

NAME                                        PRESENT PRINCIPAL OCCUPATION
----                                        ----------------------------

Eugene K. Bolton                    Executive Vice President of GEAM and Trustee
                                    of GEPT

Michael J. Cosgrove                 Executive Vice President of GEAM and Trustee
                                    of GEPT

John H. Myers                       Vice President of General Electric Company,
                                    Chairman of the Board and President GEAM and Trustee of GEPT

Ralph R. Layman                     Executive Vice President of GEAM and Trustee
                                    of GEPT

Alan M. Lewis                       Executive Vice President, General Counsel
                                    and Secretary of GEAM and Trustee of GEPT

Robert A. MacDougall                Executive Vice President of GEAM and Trustee
                                    of GEPT

Geoffrey R. Norman                  Executive Vice President of GEAM and Trustee
                                    of GEPT

Donald W. Torey                     Executive Vice President of GEAM and Trustee
                                    of GEPT

John J. Walker                      Executive Vice President - Chief Financial
                                    Officer of GEAM and Trustee of GEPT

                                                                    Schedule III
                                                                    ------------

                   General Electric Company Executive Officers

         The names and principal occupations of the Officers of General Electric Company are as follows:

NAME                 PRESENT                      PRESENT
----
                     BUSINESS ADDRESS             PRINCIPAL OCCUPATION
                     ----------------             --------------------
J.R. Immelt          General Electric Company     Chairman of Board and Chief
                     3135 Easton Turnpike         Executive Officer,
                     Fairfield, CT 06431          General Electric Company
P.D. Ameen           General Electric Company     Vice President and Comptroller
                     3135 Easton Turnpike
                     Fairfield, CT 06431
J.R. Bunt            General Electric Company     Vice President and Treasurer
                     3135 Easton Turnpike
                     Fairfield, CT 06431
D.C. Calhoun         General Electric Company     Senior Vice President -
                     1 Neumann Way                GE Aircraft Engines
                     Cincinnati, OH  05215
J.P. Campbell        General Electric Company     Vice President - GE Appliances
                     Appliance Park
                     Louisville, KY 40225
W.J. Conaty          General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         Human Resources
                     Fairfield, CT 06431
D.D. Dammerman       General Electric Company     Vice Chairman of the Board and
                     3135 Easton Turnpike         Executive Officer, General
                     Fairfield, CT 06431          Electric Company; Chairman,
                                                  General Electric Capital
                                                  Services, Inc.
S.C. Donnelly        General Electric Company     Senior Vice President -
                     P. O. Box 8                  Corporate Research
                     Schenectady, NY 12301        and Development
M.J. Espe            General Electric Company     Senior Vice President -
                     Nela Park                    GE Lighting
                     Cleveland, OH 44112
Y. Fujimori          General Electric Company     Senior Vice President-
                     3135 Easton Turnpike         General Counsel and Secretary
                     Fairfield, CT 06431
B.W. Heineman, Jr.   General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         General Counsel and Secretary
                     Fairfield, CT 06431
J.M. Hogan           General Electric Company     Senior Vice President -
                     P.O. Box 414                 GE Medical Systems
                     Milwaukee, WI 53201

J. Krenicki, Jr.                General Electric Company              Vice President -
                                2901 East Lake Road                   GE Transportation Systems
                                Erie, PA  16531
R.W. Nelson                     General Electric Company              Vice President -
                                3135 Easton Turnpike                  Corporate Financial Planning
                                Fairfield, CT 06431                   and Analysis
G.M. Reiner                     General Electric Company              Senior Vice President -
                                3135 Easton Turnpike                  Chief Information Officer
                                Fairfield, CT 06431
J.G. Rice                       General Electric Company              Senior Vice President -
                                1 River Road                          GE Power Systems
                                Schenectady, NY 12345
G.L. Rogers                     General Electric Company              Vice Chairman of the Board and
                                3135 Easton Turnpike                  Executive Officer
                                Fairfield, CT 06431
K.S. Sherin                     General Electric Company              Senior Vice President -
                                3135 Easton Turnpike                  Finance
                                Fairfield, CT 06431                   and Chief Financial Officer
L.G. Trotter                    General Electric Company              Senior Vice President -
                                41 Woodford Avenue                    GE Industrial Systems
                                Plainville, CT 06062
W.A. Woodburn                   General Electric Company              Senior Vice President-
                                41 Woodford Avenue                    GE Specialty Chemicals
                                Plainville, CT 06062
R. C. Wright                    National Broadcasting                 Vice Chairman of the Board and
                                Company, Inc.                         Executive Officer, General
                                30 Rockefeller Plaza                  Electric Company;
                                New York, NY  10112                   President and Chief Executive
                                                                      Officer, National Broadcasting
                                                                      Company, Inc.

                                             Citizenship
                                             -----------
                                      Y. Fujimori                      Japan
                                      All Others                       U.S.A

          The names and principal occupations of Directors of General Electric Company are as follows:

                           PRESENT                            PRESENT
NAME                       BUSINESS ADDRESS                   PRINCIPAL OCCUPATION
----                       ----------------                   --------------------
J.I.Cash, Jr.              Harvard Business School            Professor of Business
                           Morgan Hall                        Administration-Graduate
                           Soldiers Field Road                School of Business
                           Boston, MA 02163                   Administration, Harvard
                                                              University

S.S. Cathcart                   222 Wisconsin Avenue                  Retired Chairman,
                                Suite 103                             Illinois Tool Works
                                Lake Forest, IL 60045

D.D. Dammerman                  General Electric Company              Vice Chairman of the Board and
                                3135 Easton Turnpike                  Executive Officer, General
                                Fairfield, CT 06431                   Electric Company; Chairman,
                                                                      General Electric Capital
                                                                      Services, Inc.

P. Fresco                       Fiat SpA                              Chairman of the Board,
                                via Nizza 250                         Fiat SpA
                                10126 Torino, Italy

A.M. Fudge                      Kraft Foods, Inc.                     Executive Vice President,
                                555 South Broadway                    Kraft Foods, Inc.
                                Tarrytown, NY  10591

C.X. Gonzalez                   Kimberly-Clark de Mexico,             Chairman of the Board
                                S.A. de C.V.                          and Chief Executive Officer,
                                Jose Luis Lagrange 103,               Kimberly-Clark de Mexico,
                                Tercero Piso                          S.A. de C.V.
                                Colonia Los Morales
                                Mexico, D.F. 11510, Mexico

J.R. Immelt                     General Electric Company              President,
                                3135 Easton Turnpike                  General Electric Company
                                Fairfield, CT 06431

A. Jung                         Avon Products, Inc.                   President and Chief
                                1345 Avenue of the Americas           Executive Officer,
                                New York, NY  10105                   Avon Products, Inc.

R.B. Lazarus                    Ogilvy & Mather Worldwide             Chairman and Chief
                                309 West 49th Street                  Executive Officer, Ogilvy &
                                New York, NY 10019-7316               Mather Worldwide

K.G. Langone                    Invemed Associates, Inc.              Chairman, President and Chief
                                375 Park Avenue                       Executive Officer,
                                New York, NY 10152                    Invemed Associates, Inc.

S.G. McNealy                    Sun Microsystems, Inc.                Chairman, President and Chief
                                901 San Antonio Road                  Executive Officer,
                                Palo Alto, CA 94303-4900              Sun Microsystems, Inc.

G.G. Michelson                  Federated Department Stores           Former Member of the

                                151 West 34th Street                  Board of Directors,
                                New York, NY 10001                    Federated Department
                                                                      Stores

S. Nunn                         King & Spalding                       Partner, King & Spalding
                                191 Peachtree Street, N.E.
                                Atlanta, Georgia 30303

R.S. Penske                     Penske Corporation                    Chairman of the Board
                                13400 Outer Drive, West               and President, Penske
                                Detroit, MI 48239-4001                Corporation

F.H.T. Rhodes                   Cornell University                    President Emeritus,
                                3104 Snee Building                    Cornell University
                                Ithaca, NY 14853

G.L. Rogers                     General Electric Company              Vice Chairman of the Board
                                3135 Easton Turnpike                  and Executive Officer, General
                                Fairfield, CT 06431                   Electric Company

A.C. Sigler                     Champion International                Retired Chairman of the
                                Corporation                           Board and CEO
                                1 Champion Plaza                      and former Director,
                                Stamford, CT 06921                    Champion International
                                                                      Corporation

D.A. Warner III                 J. P. Morgan & Co., Inc.              Chairman of the Board,
                                & Morgan Guaranty Trust Co.           President and Chief
                                60 Wall Street                        Executive Officer,
                                New York, NY 10260                    J.P. Morgan & Co.
                                                                      Incorporated and Morgan
                                                                      Guaranty Trust Company

R.C. Wright                     National Broadcasting                 Vice Chairman of the Board and
                                Company, Inc.                         Executive Officer, General
                                30 Rockefeller Plaza                  Electric Company; President
                                New York, NY  10112                   and Chief Executive Officer,
                                                                      National Broadcasting Company, Inc.

                                               Citizenship
                                               -----------

                                         P. Fresco                 Italy
                                         C. X. Gonzalez            Mexico
                                         A. Jung                   Canada
                                         All Others                U.S.A.